Exhibit 99.1

FOR IMMEDIATE RELEASE

Major Win For Silicom: Selected By Tier-1 US Telco
To Deliver Edge Devices for its SD-WAN-Based Small
Business Gateways -

- Revenues Expected To Ramp Up to  $15M-20M Per Year -

KFAR SAVA, Israel — April 30, 2018, - Silicom Ltd. (NASDAQ: SILC) today announced that a Tier-1 US telecommunications company has selected one of Silicom’s innovative edge devices for a new SD-WAN-based Small Business Gateway offering that it plans to launch soon. The customer has already placed nearly $1 million in preliminary purchase orders to be delivered during Q2-Q3 2018, and forecasts that a several additional million dollars worth of products will need to be delivered by the end of 2018. During 2019, the customer expects to ramp up its program gradually to a steady run rate of $15 to $20 million per year.

In parallel, Silicom is working with the customer to obtain all necessary certifications for the selected edge devices that, in accordance with the customer’s decision, will include LTE and Wi-Fi interfaces. Once these certifications are received, the customer will be able to begin deployment of the devices including in LTE and Wi-Fi environments.

The client is also currently engaged in an evaluation process regarding another huge Universal CPE (uCPE) program for its NFV deployments, and Silicom’s edge devices have reached the “shortlist” stage in this program.

 “We are very excited to initiate a relationship with this giant telco for edge networking products at the focal point of the exploding SD-WAN and NFV markets, which are highly strategic for all major telcos today,” commented Shaike Orbach, Silicom’s President & CEO. “Our selection by this industry leader confirms that we are considered a ‘go-to’ company for telco edge devices - and indeed we are currently engaged in a variety of discussions, both with this customer regarding its NFV project and with additional telcos looking to launch new SD-WAN and NFV-based services. All of them are struggling with the daunting challenge of handling the massive volumes of data that are now coming to the edge. They have a clear need for our edge devices to help them integrate a variety of technologies as the basis for a new business model.

“Telcos and other clients understand that we offer them the ‘whole package’: not just superb technology, but also exceptional development capabilities and a commitment to total support. That is why we expect to continue being chosen to deliver what telcos need at the edge - and that’s why we expect our edge offerings to become a major growth driver for us.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.
Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com